

February 18, 2015

Marie L. Perry
Chief Financial Officer
Brinker International, Inc.
6820 LBJ Freeway
Dallas, Texas 75240

      Re: Brinker International, Inc.
                Form 10-K for the Fiscal Year Ended June 25, 2014
                Filed August 25, 2014
                File No. 001-10275

Dear Ms. Perry:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                  Sincerely,

                                  /s/ Melissa Raminpour

                                  Melissa Raminpour
                                  Branch Chief